Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Managers
Philadelphia Energy Solutions LLC:

We consent to the use of our report dated April 13, 2015, with respect to the consolidated balance sheets of Philadelphia Energy Solutions LLC as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), changes in members’ equity, and cash flows for each of the years in the two-year period ended December 31, 2014 (Successor) and the period from September 8, 2012 to December 31, 2012 (Successor), and the related statements of operations and comprehensive income (loss), parent company net investment, and cash flows for the period from January 1, 2012 to September 7, 2012 (Predecessor), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania
July 27, 2015